Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2025 Results

BEIJING, China, Feb 26, 2026 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2025.

“2025 marked a pivotal year as AI became the new core of Baidu. AI Cloud Infra gained strong momentum, with our differentiated full-stack end-to-end AI capabilities earning growing enterprise recognition. Our portfolio of AI applications continued to scale, addressing diverse needs across enterprises and individuals. Apollo Go further reinforced its global leadership, operating at industry-leading scales while accelerating international expansion into new markets. Meanwhile, AI-native Marketing Services continued to grow, unlocking new possibilities for the long term,” said Robin Li, Co-founder and CEO of Baidu. “As our AI-first strategy takes clear shape, we’re confident in our ability to create lasting value in the AI era.”

“We delivered several key achievements this quarter. First, revenue from Baidu Core AI-powered Business1 exceeded RMB 11 billion in Q4, accounting for 43% of Baidu General Business2 revenue. Second, total revenue of Baidu General Business grew 6% sequentially and Non-GAAP operating income of Baidu General Business increased 28% quarter over quarter to RMB 2.8 billion. Third, operating cash flow for Baidu turned positive in the second half of 2025, generating RMB 3.9 billion combined, compared to negative cash flow in the first half. Fourth, the Kunlunxin spin-off and separate listing is progressing, which we believe will unlock significant value for shareholders. Finally, we announced a new share repurchase program with up to US$5 billion authorization and introduced our first-ever dividend policy, with the first payment potentially to be made by year-end 2026.” said Haijian He, CFO of Baidu.

Operational Highlights1

The following table sets forth selected revenue highlights for our Baidu Core AI-powered Business for the periods indicated:

[1]	The revenue and operational data presented are derived from the Company’s internal management accounts and records, which have not been audited.
[2]

Starting this quarter, we redefined Baidu Core as Baidu General Business. Baidu General Business includes Baidu Core AI-powered Business, Legacy Business, and Others. Legacy Business mainly consists of traditional advertising services across Search, Feed and other properties. Fourth quarter 2025 revenues from Baidu Core AI-powered Business, Legacy Business, and Others were RMB 11.3 billion, RMB 12.3 billion, and RMB 2.5 billion, respectively, derived from the Company’s internal management accounts and records, which have not been audited.

	Q3	Q4	FY	FY
(In billions)	2025	2025	2024	2025	YoY
	RMB	RMB	RMB	RMB
Baidu Core AI-powered Business	9.6	11.3	27.0	40.0	48%
- AI Cloud Infra	4.2	5.8	14.8	19.8	34%
- AI Applications	2.6	2.7	9.8	10.2	5%
- AI-native Marketing Services	2.8	2.7	2.4	9.8	301%

% of Baidu General Business	39%	43%	26%	39%

Corporate

•

Baidu’s Board of Directors has authorized a new share repurchase program in February 2026, under which the Company may repurchase up to US$5 billion of its shares, effective through December 31, 2028. The Board has also approved, for the first time, the adoption of a dividend policy for the Company’s ordinary shares, which may include regular and/or special distributions of dividends.

•	Baidu announced its proposed spin-off and separate listing of Kunlunxin in January 2026.

•	Baidu released an updated version of ERNIE 5.0, its native omni-modal foundation model in January 2026.

•

Baidu earned a position in the global edition of the S&P Global Sustainability Yearbook 2026, demonstrating its further advancement in ESG performance. The selection stems from a comprehensive evaluation of 9,200 companies globally as part of the S&P Global 2025 Corporate Sustainability Assessment, underscoring Baidu’s sustainability practices.

Baidu Core AI-powered Business

AI Cloud Infra

•	Revenue from AI Cloud Infra was RMB 5.8 billion in the fourth quarter of 2025, with subscription-based revenue from AI accelerator infrastructure increasing by 143% year over year.

•	Revenue from AI Cloud Infra was approximately RMB 20 billion for the full year 2025, up 34% year over year.

AI Applications

•	Revenue from AI Applications was RMB 2.7 billion in the fourth quarter of 2025, with full year 2025 revenue exceeding RMB 10 billion.

•

Miaoda, Baidu’s vibe coding platform, demonstrates industry-leading performance in platform capabilities and application quality, according to IDC’s 2025 China No-Code Generative AI Application Development Platform Report, issued in November 2025.

•	Baidu established the Personal Super Intelligence Business Group (PSIG), integrating Baidu Wenku and Baidu Drive to accelerate AI application innovation.

Robotaxi

•

In the fourth quarter of 2025, Apollo Go, Baidu’s autonomous ride-hailing service, delivered 3.4 million fully driverless operational rides with weekly rides peaking at over 300,000 during the quarter. Total rides increased by over 200% year over year. As of February 2026, cumulative rides provided to the public by Apollo Go exceeded 20 million.

•

Apollo Go accelerated its global footprint across multiple markets. In the UK, Apollo Go advanced partnerships with Uber and Lyft to pilot autonomous vehicles in London. In Switzerland, Apollo Go initiated testing in St. Gallen. In the Middle East, Apollo Go officially launched fully autonomous ride-hailing services in Abu Dhabi with AutoGo, secured Dubai’s first fully driverless testing permit, and partnered with Uber to bring Apollo Go to the Uber platform in Dubai. In Asia, Apollo Go entered the South Korean market, starting with the Seoul metropolitan area. Apollo Go also expanded its Hong Kong testing into new districts and initiated cross-district testing.

•

As of February 2026, Apollo Go’s global footprint reached 26 cities. To date, Apollo Go fleets have accumulated over 300 million autonomous kilometers, including over 190 million fully driverless autonomous kilometers, with an outstanding safety record.

AI-native Marketing Services

•	Revenue from AI-native marketing services reached RMB 2.7 billion in the fourth quarter of 2025, up 110% year over year.

•	Baidu App’s MAUs reached 679 million in December 2025, remaining flat year over year.

•	ERNIE Assistant’s MAU reached 202 million in December 2025.

Fourth Quarter 2025 Financial Results for Baidu3,4,5

Total revenues were RMB32.7 billion ($4.68 billion), increasing 5% quarter over quarter, primarily due to an increase in Baidu Core AI-powered Business.

[3]	Starting this quarter, we focused on the quarter-over-quarter fluctuation for the quarterly results to present a more meaningful perspective of our financial information.
[4]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.9931 as of December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[5]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Cost of revenues was RMB18.3 billion ($2.61 billion), which remained flat quarter over quarter.

Selling, general and administrative expenses were RMB7.4 billion ($1.06 billion), increasing 12% quarter over quarter, primarily due to an increase in expected credit losses.

Research and development expenses were RMB5.6 billion ($800 million), increasing 8% quarter over quarter, primarily due to one-time employee severance costs to improve efficiency.

Operating income was RMB1.5 billion ($212 million) and operating margin was 5%. Non-GAAP operating income was RMB3.0 billion ($424 million) and non-GAAP operating margin was 9%.

Total other income, net was RMB1.2 billion ($178 million), compared to RMB1.9 billion last quarter.

Income tax expense was RMB1.0 billion ($147 million), compared to income tax benefit of RMB1.8 billion last quarter.

Net income attributable to Baidu was RMB1.8 billion ($255 million), net margin for Baidu was 5% and diluted earnings per ADS was RMB3.71 ($0.53). Non-GAAP net income attributable to Baidu was RMB3.9 billion ($559 million), non-GAAP net margin for Baidu was 12% and non-GAAP diluted earnings per ADS was RMB10.62 ($1.52).

Adjusted EBITDA was RMB4.7 billion ($676 million) and adjusted EBITDA margin was 14%.

We define total cash and investments as cash, cash equivalents, restricted cash, short-term investments, net, long-term time deposits and held-to-maturity investments, and adjusted long-term investments. As of December 31, 2025, total cash and investments were RMB294.1 billion ($42.06 billion). Operating cash flow was RMB2.6 billion ($373 million).

Fiscal Year 2025 Results for Baidu4,5

Total revenues were RMB129.1 billion ($18.46 billion), decreasing 3% year over year, primarily due to a decrease in Legacy Business, partially offset by an increase in Baidu Core AI-powered Business.

Cost of revenues was RMB72.4 billion ($10.36 billion), increasing 10% year over year, primarily due to an increase in costs related to Baidu Core AI-powered business.

Selling, general and administrative expenses were RMB25.8 billion ($3.70 billion), increasing 9% year over year, primarily due to an increase in channel spending expenses and expected credit losses.

Research and development expenses were RMB20.4 billion ($2.92 billion), decreasing 8% year over year, primarily due to a decrease in personnel-related expenses.

Impairment of long-lived assets was RMB16.2 billion ($2.32 billion), attributable to an impairment loss of Core asset group.

Operating loss was RMB5.8 billion ($833 million) and operating loss margin was 5%. Excluding impairment of long-lived assets, operating income was RMB10.4 billion ($1.48 billion). Non-GAAP operating income was RMB15.0 billion ($2.14 billion) and operating margin was 12%.

Total other income, net was RMB12.5 billion ($1.79 billion), compared to RMB7.4 billion in the same period last year.

Income tax expense was RMB1.3 billion ($180 million), compared to RMB4.4 billion in the same period last year.

Net income attributable to Baidu was RMB5.6 billion ($799 million), net margin for Baidu was 4% and diluted earnings per ADS was RMB11.78 ($1.68). Excluding the impact of impairment of long-lived assets, net income attributable to Baidu was RMB19.4 billion ($2.77 billion). Non-GAAP net income attributable to Baidu was RMB18.9 billion ($2.71 billion), non-GAAP net margin for Baidu was 15% and non-GAAP diluted earnings per ADS was RMB53.41 ($7.64).

[4]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.9931 as of December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[5]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Adjusted EBITDA was RMB22.9 billion ($3.27 billion) and adjusted EBITDA margin was 18%.

Operating cash flow was negative RMB3.0 billion (negative $431 million), which remained positive for the past two consecutive quarters.

For detailed financial information of Baidu General Business and iQIYI, please see the appended financial tables.

Conference Call Information

Baidu’s management will hold an earnings conference call at 7:30 AM on Feb 26, 2026, U.S. Eastern Time (8:30 PM on Feb 26, 2026, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q4 2025 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10052617-fv4jhm.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin, adjusted long-term investments and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, impairment of long-lived assets, and one-time employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, impairment of long-lived assets, one-time employee severance costs, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments and exchangeable bonds, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents non-GAAP operating income excluding depreciation of fixed assets, and amortization of intangible assets excluding those resulting from business combinations. Adjusted long-term investments represent long-term investments, net, with publicly listed equity method investments adjusted to fair value based on quoted market prices.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenue	34,124	31,174	32,740	4,682	133,125	129,079	18,458
Costs and expenses:
Cost of revenue(1)	18,014	18,315	18,277	2,614	66,102	72,436	10,358
Selling, general and administrative(1)	6,678	6,581	7,389	1,056	23,620	25,843	3,696
Research and development(1)	5,515	5,179	5,591	800	22,133	20,433	2,922
Impairment of long-lived assets	—	16,190	—	—	—	16,190	2,315

Total costs and expenses	30,207	46,265	31,257	4,470	111,855	134,902	19,291

Operating income (loss)	3,917	(15,091)	1,483	212	21,270	(5,823)	(833)
Other income:
Interest income	2,001	1,930	2,051	293	7,962	8,602	1,230
Interest expense	(643)	(631)	(651)	(93)	(2,824)	(2,784)	(398)
Foreign exchange gain (loss), net	1,678	(357)	(1,054)	(151)	1,076	(2,242)	(321)
Share of earnings (losses) from equity method investments	(399)	735	1,193	171	(691)	3,196	457
Others, net	23	269	(296)	(42)	1,829	5,767	825

Total other income, net	2,660	1,946	1,243	178	7,352	12,539	1,793
Income (loss) before income taxes	6,577	(13,145)	2,726	390	28,622	6,716	960
Income tax expense (benefit)	1,619	(1,828)	1,029	147	4,447	1,259	180

Net income (loss)	4,958	(11,317)	1,697	243	24,175	5,457	780
Net income (loss) attributable to noncontrolling interests	(234)	(85)	(85)	(12)	415	(132)	(19)

Net income (loss) attributable to Baidu	5,192	(11,232)	1,782	255	23,760	5,589	799

Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	14.41	(33.88)	4.48	0.64	66.40	13.67	1.95
-Diluted	14.26	(33.88)	3.71	0.53	65.91	11.78	1.68
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	1.80	(4.23)	0.56	0.08	8.31	1.71	0.24
-Diluted	1.78	(4.23)	0.46	0.07	8.24	1.47	0.21
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,775	2,713	2,721	2,721	2,790	2,726	2,726
-Diluted	2,783	2,713	2,758	2,758	2,798	2,744	2,744
(1) Includes share-based compensation expenses as follows:
Cost of revenue	103	113	79	11	461	389	56
Selling, general and administrative	297	340	252	36	1,427	1,181	169
Research and development	685	591	398	58	2,896	2,035	292

Total share-based compensation expenses	1,085	1,044	729	105	4,784	3,605	517

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,832	24,606	3,519
Restricted cash	11,697	225	32
Short-term investments, net	102,608	90,661	12,964
Accounts receivable, net	10,104	12,972	1,855
Amounts due from related parties	790	761	109
Other current assets, net	18,818	22,745	3,253

Total current assets	168,849	151,970	21,732

Non-current assets:
Fixed assets, net	30,102	26,281	3,758
Licensed copyrights, net	6,930	5,963	853
Produced content, net	14,695	14,575	2,084
Intangible assets, net	772	3,891	556
Goodwill	22,586	36,783	5,260
Long-term investments, net	41,721	44,918	6,423
Long-term time deposits and held-to-maturity investments	98,535	123,862	17,712
Amounts due from related parties	137	167	24
Deferred tax assets, net	2,193	4,582	655
Operating lease right-of-use assets	10,898	8,610	1,231
Receivables related to the proposed acquisition of YY Live, net	13,547	—	—
Other non-current assets	16,815	27,555	3,941

Total non-current assets	258,931	297,187	42,497

Total assets	427,780	449,157	64,229

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,669	7,626	1,091
Accounts payable and accrued liabilities	41,443	38,891	5,561
Customer deposits and deferred revenue	14,624	13,051	1,866
Deferred income	684	531	76
Long-term loans, current portion	168	14,765	2,111
Convertible senior notes, current portion	242	1,459	209
Notes payable, current portion	8,026	4,560	652
Amounts due to related parties	1,794	1,988	284
Operating lease liabilities	3,303	3,457	494

Total current liabilities	80,953	86,328	12,344

Non-current liabilities:
Deferred income	231	198	28
Deferred revenue	585	723	103
Amounts due to related parties	56	36	5
Long-term loans	15,596	3,369	482
Notes payable	27,996	51,021	7,296
Convertible senior notes	8,351	6,712	960
Deferred tax liabilities	3,870	4,985	713
Operating lease liabilities	4,973	4,108	587
Other non-current liabilities	1,557	1,951	280

Total non-current liabilities	63,215	73,103	10,454

Total liabilities	144,168	159,431	22,798

Redeemable noncontrolling interests	9,870	13,166	1,883
Equity
Total Baidu shareholders’ equity	263,620	266,330	38,085
Noncontrolling interests	10,122	10,230	1,463

Total equity	273,742	276,560	39,548

Total liabilities, redeemable noncontrolling interests, and equity	427,780	449,157	64,229

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended					Three months ended					Three months ended					Three months ended
	December 31, 2024 (RMB)					September 30, 2025 (RMB)					December 31, 2025 (RMB)					December 31, 2025 (US$)
	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.
Revenue	27,698	6,613	(187)		34,124	24,659	6,682	(167)		31,174	26,112	6,794	(166)		32,740	3,734	972	(24)		4,682
YOY											(6%)	3%			(4%)
QOQ											6%	2%			5%
Costs and expenses:
Cost of revenue(1)	13,180	4,995	(161)		18,014	12,996	5,467	(148)		18,315	13,042	5,376	(141)		18,277	1,865	769	(20)		2,614
Selling, general and administrative(1)	5,816	882	(20)		6,678	5,677	925	(21)		6,581	6,455	946	(12)		7,389	923	135	(2)		1,056
Research and development(1)	5,064	451	—		5,515	4,767	412	—		5,179	5,174	417	—		5,591	740	60	—		800
Impairment of long-lived assets	—	—	—		—	16,190	—	—		16,190	—	—	—		—	—	—	—		—

Total costs and expenses	24,060	6,328	(181)		30,207	39,630	6,804	(169)		46,265	24,671	6,739	(153)		31,257	3,528	964	(22)		4,470

YOY
Cost of revenue											(1%)	8%			1%
Selling, general and administrative											11%	7%			11%
Research and development											2%	(8%)			1%
Impairment of long-lived assets											—	—			—
Costs and expenses											3%	6%			3%
QOQ
Cost of revenue											0%	(2%)			(0%)
Selling, general and administrative											14%	2%			12%
Research and development											9%	1%			8%
Impairment of long-lived assets											(100%)	—			(100%)
Costs and expenses											(38%)	(1%)			(32%)
Operating income (loss)	3,638	285	(6)		3,917	(14,971)	(122)	2		(15,091)	1,441	55	(13)		1,483	206	8	(2)		212
YOY											(60%)	(81%)			(62%)
QOQ											—	—			—
Operating margin	13%	4%			11%	(61%)	(2%)			(48%)	6%	1%			5%
Add: total other income (loss), net	3,125	(465)	—		2,660	2,031	(85)	—		1,946	1,270	(27)	—		1,243	182	(4)	—		178
Less: income tax expense (benefit)	1,612	7	—		1,619	(1,868)	40	—		(1,828)	993	36	—		1,029	142	5	—		147
Less: net income (loss) attributable to NCI	(132)	2	(104	)(3)	(234)	49	2	(136	)(3)	(85)	(79)	(2)	(4	)(3)	(85)	(11)	—	(1	)(3)	(12)

Net income (loss) attributable to Baidu	5,283	(189)	98		5,192	(11,121)	(249)	138		(11,232)	1,797	(6)	(9)		1,782	257	(1)	(1)		255

YOY											(66%)	(97%)			(66%)
QOQ											—	(98%)			—
Net margin	19%	(3%)			15%	(45%)	(4%)			(36%)	7%	(0%)			5%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	4,647	406			5,047	2,225	(22)			2,205	2,837	143			2,967	406	20			424
YOY											(39%)	(65%)			(41%)
QOQ											28%	—			35%
Operating margin (non-GAAP)	17%	6%			15%	9%	(0%)			7%	11%	2%			9%
Net income (loss) attributable to Baidu (non-GAAP)	6,741	(59)			6,709	3,836	(148)			3,770	3,869	109			3,907	553	14			559
YOY											(43%)	—			(42%)
QOQ											1%	—			4%
Net margin (non-GAAP)	24%	(1%)			20%	16%	(2%)			12%	15%	2%			12%
Adjusted EBITDA	6,516	444			6,954	4,398	30			4,429	4,544	196			4,727	650	28			676
YOY											(30%)	(56%)			(32%)
QOQ											3%	553%			7%
Adjusted EBITDA margin	24%	7%			20%	18%	0%			14%	17%	3%			14%
(1) Includes share-based compensation as follows:
Cost of revenue	74	29			103	83	30			113	56	23			79	8	3			11
Selling, general and administrative	240	57			297	304	36			340	219	33			252	31	5			36
Research and development	652	33			685	559	32			591	368	30			398	54	4			58

Total share-based compensation	966	119			1,085	946	98			1,044	643	86			729	93	12			105

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Twelve months ended				Twelve months ended					Twelve months ended
	December 31, 2024 (RMB)				December 31, 2025 (RMB)					December 31, 2025 (US$)
	Baidu General Business	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.
Revenue	104,712	29,225	(812)	133,125	102,485	27,290	(696)		129,079	14,655	3,902	(99)		18,458
YOY					(2%)	(7%)			(3%)
Costs and expenses:
Cost of revenue(1)	44,830	21,954	(682)	66,102	51,498	21,541	(603)		72,436	7,364	3,080	(86)		10,358
Selling, general and administrative(1)	20,049	3,682	(111)	23,620	22,071	3,857	(85)		25,843	3,156	552	(12)		3,696
Research and development(1)	20,355	1,778	—	22,133	18,770	1,663	—		20,433	2,684	238	—		2,922
Impairment of long-lived assets	—	—	—	—	16,190	—	—		16,190	2,315	—	—		2,315

Total costs and expenses	85,234	27,414	(793)	111,855	108,529	27,061	(688)		134,902	15,519	3,870	(98)		19,291

YOY
Cost of revenue					15%	(2%)			10%
Selling, general and administrative					10%	5%			9%
Research and development					(8%)	(6%)			(8%)
Impairment of long-lived assets					—	—			—
Cost and expenses					27%	(1%)			21%
Operating income (loss)	19,478	1,811	(19)	21,270	(6,044)	229	(8)		(5,823)	(864)	32	(1)		(833)
YOY					—	(87%)			—
Operating margin	19%	6%		16%	(6%)	1%			(5%)
Add: total other income (loss), net	8,311	(959)	—	7,352	12,828	(289)	—		12,539	1,834	(41)	—		1,793
Less: income tax expense	4,386	61	—	4,447	1,115	144	—		1,259	159	21	—		180
Less: net income (loss) attributable to NCI	(28)	27	416 (3)	415	(22)	3	(113	)(3)	(132)	(3)	—	(16	)(3)	(19)

Net income (loss) attributable to Baidu	23,431	764	(435)	23,760	5,691	(207)	105		5,589	814	(30)	15		799

YOY					(76%)	(127%)			(76%)
Net margin	22%	3%		18%	6%	(1%)			4%
Non-GAAP financial measures:
Operating income (non-GAAP)	23,890	2,363		26,234	14,319	639			14,950	2,048	91			2,138
YOY					(40%)	(73%)			(43%)
Operating margin (non-GAAP)	23%	8%		20%	14%	2%			12%
Net income attributable to Baidu (non-GAAP)	26,335	1,512		27,002	18,827	280			18,941	2,692	39			2,709
YOY					(29%)	(81%)			(30%)
Net margin (non-GAAP)	25%	5%		20%	18%	1%			15%
Adjusted EBITDA	30,587	2,510		33,078	22,051	815			22,857	3,153	117			3,269
YOY					(28%)	(68%)			(31%)
Adjusted EBITDA margin	29%	9%		25%	22%	3%			18%
(1) Includes share-based compensation as follows:
Cost of revenue	340	121		461	277	112			389	40	16			56
Selling, general and administrative	1,153	274		1,427	1,018	163			1,181	146	23			169
Research and development	2,746	150		2,896	1,908	127			2,035	273	19			292

Total share-based compensation	4,239	545		4,784	3,203	402			3,605	459	58			517

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2024 (RMB)			September 30, 2025 (RMB)			December 31, 2025 (RMB)			December 31, 2025 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	1,836	520	2,356	1,523	(267)	1,256	2,562	47	2,609	366	7	373
Net cash provided by (used in) investing activities	(4,741)	(896)	(5,637)	2,233	763	2,996	(17,439)	(947)	(18,386)	(2,494)	(135)	(2,629)
Net cash provided by (used in) financing activities	(1,784)	114	(1,670)	4,532	151	4,683	595	518	1,113	85	74	159
Effect of exchange rate changes on cash, cash equivalents and restricted cash	582	61	643	(186)	(16)	(202)	(295)	(10)	(305)	(42)	(1)	(43)

Net increase (decrease) in cash, cash equivalents and restricted cash	(4,107)	(201)	(4,308)	8,102	631	8,733	(14,577)	(392)	(14,969)	(2,085)	(55)	(2,140)
Cash, cash equivalents and restricted cash
At beginning of period	37,106	3,791	40,897	26,928	4,139	31,067	35,030	4,770	39,800	5,009	682	5,691
At end of period	32,999	3,590	36,589	35,030	4,770	39,800	20,453	4,378	24,831	2,924	627	3,551
Net cash provided by (used in) operating activities	1,836	520	2,356	1,523	(267)	1,256	2,562	47	2,609	366	7	373
Less: Capital expenditures	(2,312)	(21)	(2,333)	(3,378)	(23)	(3,401)	(1,952)	(20)	(1,972)	(279)	(3)	(282)

Free cash flow	(476)	499	23	(1,855)	(290)	(2,145)	610	27	637	87	4	91

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2024 (RMB)			December 31, 2025 (RMB)			December 31, 2025 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	19,126	2,108	21,234	(3,119)	106	(3,013)	(446)	15	(431)
Net cash used in investing activities	(6,110)	(2,445)	(8,555)	(24,809)	(327)	(25,136)	(3,547)	(47)	(3,594)
Net cash provided by (used in) financing activities	(12,391)	(1,368)	(13,759)	16,078	1,064	17,142	2,299	152	2,451
Effect of exchange rate changes on cash, cash equivalents and restricted cash	81	14	95	(696)	(55)	(751)	(101)	(6)	(107)

Net increase (decrease) in cash, cash equivalents and restricted cash	706	(1,691)	(985)	(12,546)	788	(11,758)	(1,795)	114	(1,681)
Cash, cash equivalents and restricted cash
At beginning of period	32,293	5,281	37,574	32,999	3,590	36,589	4,719	513	5,232
At end of period	32,999	3,590	36,589	20,453	4,378	24,831	2,924	627	3,551
Net cash provided by (used in) operating activities	19,126	2,108	21,234	(3,119)	106	(3,013)	(446)	15	(431)
Less: Capital expenditures	(8,055)	(79)	(8,134)	(11,978)	(95)	(12,073)	(1,712)	(14)	(1,726)

Free cash flow	11,071	2,029	13,100	(15,097)	11	(15,086)	(2,158)	1	(2,157)

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2024 (RMB)			September 30, 2025 (RMB)			December 31, 2025 (RMB)			December 31, 2025 (US$)
	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.
Operating income (loss)	3,638	285	3,917	(14,971)	(122)	(15,091)	1,441	55	1,483	206	8	212
Add: Share-based compensation expenses	966	119	1,085	946	98	1,044	643	86	729	93	12	105
Add: Amortization and impairment of intangible assets resulting from business combinations	43	2	45	60	2	62	45	2	47	6	—	6
Add: Impairment of long-lived assets	—	—	—	16,190	—	16,190	—	—	—	—	—	—
Add: One-time employee severance costs	—	—	—	—	—	—	708	—	708	101	—	101

Operating income (loss) (non-GAAP)	4,647	406	5,047	2,225	(22)	2,205	2,837	143	2,967	406	20	424
Add: Depreciation of fixed assets and amortization of intangible assets(1)	1,869	38	1,907	2,173	52	2,224	1,707	53	1,760	244	8	252

Adjusted EBITDA	6,516	444	6,954	4,398	30	4,429	4,544	196	4,727	650	28	676
Net income (loss) attributable to Baidu	5,283	(189)	5,192	(11,121)	(249)	(11,232)	1,797	(6)	1,782	257	(1)	255
Add: Share-based compensation expenses	965	119	1,019	945	98	989	642	86	681	92	12	98
Add: Amortization and impairment of intangible assets resulting from business combinations	41	2	42	58	2	59	43	2	44	6	—	6
Add: Impairment of long-lived assets	—	—	—	16,190	—	16,190	—	—	—	—	—	—
Add: One-time employee severance costs	—	—	—	—	—	—	708	—	708	101	—	101
Add: Disposal loss (gain)	7	—	7	(101)	—	(101)	31	—	31	4	—	4
Add: Impairment of long-term investments	84	14	90	97	—	97	59	10	64	8	1	9
Add: Fair value loss (gain) of long-term investments and exchangeable bonds	(288)	(5)	(290)	279	1	279	923	17	931	132	2	133
Add: Reconciling items on equity method investments(2)	679	—	679	15	—	15	(431)	—	(431)	(62)	—	(62)
Add: Tax effects on non-GAAP adjustments(3)	(30)	—	(30)	(2,526)	—	(2,526)	97	—	97	15	—	15

Net income (loss) attributable to Baidu (non-GAAP)	6,741	(59)	6,709	3,836	(148)	3,770	3,869	109	3,907	553	14	559
Diluted earnings (loss) per ADS			14.26			(33.88)			3.71			0.53
Add: Accretion of the redeemable noncontrolling interests			0.55			0.75			0.75			0.11
Add: Non-GAAP adjustments to earnings per ADS			4.37			44.25			6.16			0.88
Diluted earnings per ADS (non-GAAP)			19.18			11.12			10.62			1.52

(1)	This represents amortization of intangible assets excluding those resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2024 (RMB)			December 31, 2025 (RMB)			December 31, 2025 (US$)
	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.
Operating income (loss)	19,478	1,811	21,270	(6,044)	229	(5,823)	(864)	32	(833)
Add: Share-based compensation expenses	4,239	545	4,784	3,203	402	3,605	459	58	517
Add: Amortization and impairment of intangible assets resulting from business combinations	173	7	180	262	8	270	37	1	38
Add: Impairment of long-lived assets	—	—	—	16,190	—	16,190	2,315	—	2,315
Add: One-time employee severance costs	—	—	—	708	—	708	101	—	101

Operating income (non-GAAP)	23,890	2,363	26,234	14,319	639	14,950	2,048	91	2,138
Add: Depreciation of fixed assets and amortization of intangible assets(1)	6,697	147	6,844	7,732	176	7,907	1,105	26	1,131

Adjusted EBITDA	30,587	2,510	33,078	22,051	815	22,857	3,153	117	3,269
Net income (loss) attributable to Baidu	23,431	764	23,760	5,691	(207)	5,589	814	(30)	799
Add: Share-based compensation expenses	4,235	545	4,482	3,199	402	3,381	457	57	484
Add: Amortization and impairment of intangible assets resulting from business combinations	165	7	168	254	8	258	36	1	37
Add: Impairment of long-lived assets	—	—	—	16,190	—	16,190	2,315	—	2,315
Add: One-time employee severance costs	—	—	—	708	—	708	101	—	101
Add: Disposal loss (gain)	(1,982)	22	(1,972)	(423)	—	(428)	(60)	—	(61)
Add: Impairment of long-term investments	172	193	260	257	38	275	37	5	39
Add: Fair value loss (gain) of long-term investments	(393)	(19)	(403)	(4,004)	34	(3,989)	(573)	5	(570)
Add: Reconciling items on equity method investments(2)	1,050	—	1,050	(603)	5	(601)	(86)	1	(86)
Add: Tax effects on non-GAAP adjustments(3)	(343)	—	(343)	(2,442)	—	(2,442)	(349)	—	(349)

Net income attributable to Baidu (non-GAAP)	26,335	1,512	27,002	18,827	280	18,941	2,692	39	2,709
Diluted earnings per ADS			65.91			11.78			1.68
Add: Accretion of the redeemable noncontrolling interests			1.68			2.71			0.39
Add: Non-GAAP adjustments to earnings per ADS			9.26			38.92			5.57
Diluted earnings per ADS (non-GAAP)			76.85			53.41			7.64

(1)	This represents amortization of intangible assets excluding those resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.